Filed by GoGreen Investments Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

Lifezone Metals Business Combination with GoGreen Investments Corporation

Investor Conference Call

December 13, 2022

Executives

●	John Dowd - CEO of GoGreen Investments Corporation

●	Keith Liddell - Chair and Founder of Lifezone Metals

●	Chris Showalter - CEO of Lifezone Metals

The following is a transcript of a conference call that was made available to the public beginning at 11:00 AM Eastern time on December 13, 2022. While every effort has been made to provide an accurate transcription, there may typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. GoGreen Investments Corporation believes that none of these are material.

Operator

Greetings and welcome to the Lifezone Metals and GoGreen Investments Corporation Transaction Pre-recorded Conference Call.

Before we begin, please note that this call may contain forward-looking statements within the meaning of the U.S. Federal Securities Laws, including in relation to Lifezone Metals and GoGreen’s expectations of future financial and business performance and conditions, the industry outlook, the proposed business combination between Lifezone Metals and GoGreen, and the anticipated timing or benefits thereof. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. These factors may cause actual results to differ materially from those expressed or implied in these statements. We encourage you to read the press release issued today, the accompanying presentation that is available on Lifezone Metals’ Investor Relations page and GoGreen’s filings with the SEC for a discussion of the risks that could affect the business combination and the business of Lifezone after completion of the proposed transaction.

In addition, today’s call makes use of certain metrics such as adjusted EBITDA that are non-IFRS measures. A reconciliation to IFRS financial statements can be found in the accompanying presentation referred to earlier. For everyone on the line, GoGreen and Lifezone Metals will not be fielding questions on today’s call.

I would now like to turn the conference over to your host, John Dowd, chief executive officer of GoGreen Investments. Please go ahead.

John Dowd - CEO of GoGreen Investments Corporation

Thank you, operator. Hello everyone and thank you for joining today’s call.

My name is John Dowd, and I am the CEO and the founder of GoGreen Investments. We are thrilled and privileged to announce today that Lifezone Metals, a developer of cleaner metals for electric vehicle batteries, is to become the first nickel resource and technology company to be listed on the New York Stock Exchange by a combination with GoGreen Investments. We are joined today by Keith Liddell, chair and founder of Lifezone Metals, and Chris Showalter, Lifezone Metals’ CEO.

Lifezone Metals combines one of the largest and highest-grade undeveloped nickel sulfide deposits in the world with patented green processing technology. The combination should place the project near the bottom of both the cost curve and the CO2 emissions curve. Notably, BHP has invested $100 million and acquired an option to increase its shareholding.1

We listed GoGreen Investments about a year ago and our purpose is in our name. The goal is to help a private company access public capital and to do so in a profitable manner for both the company and investors. After spending more than 15 years on the buy side, I want my investments to be green, not red. We assembled a team of six people with complementary skill sets, two from finance, two from industry, and two from clean technology. The goal of assembling this team was to add more than just cash to the target company.

Our CFO, Michael Sedoy, will become the interim CFO of Lifezone Metals upon completion of the deal. Govind Friedland and I will be on the board, we are all in on this transaction.

We did not expect to bring a mining and clean processing company public when we started this endeavor, but it very quickly became apparent to us that the constraint on the adoption of electric vehicles is all in the supply chain, and that translates to green metals.

There are two big takeaways from our meetings with over 60 private companies over the past year:

●	First, a significant amount of money has been raised by Wall Street for electric vehicles and battery companies, but very little has been raised for green metals.

●	Second, the standard SPAC approach from last year of bringing a company public at five to 10 times last private market valuation simply does not work. The deal must be priced appropriately.

The company that we are taking public has two parts: the Kabanga Nickel project, and the Lifezone hydromet clean processing technology.

The Kabanga Nickel project is one of the highest-grade, largest, development-ready, nickel projects in the world. According to WoodMac, it should sit in the lowest cost quintile and be among the cleanest nickel projects overall. The technology is incredibly valuable in its own right, 7% of the CO2 emissions in the world come from smelting. This technology is lower cost, uses less energy, and results in up to 80% lower emissions than smelting. Most importantly, we have valued our acquisition based on BHP’s last private investment. We are purchasing Lifezone Metals in line with their last private market valuation because the existing ownership understands the importance of an attractive valuation in order to increase the odds of cash staying in trust. And because we offered them a significant earnout structure which aligns them with investors.

There are two key tailwinds to this project:

●	First, battery demand is growing. Auto companies have promised to aggressively transition to electric vehicles, with some promising that at least 50% of their fleet will go electric over the next eight years. That is going to be difficult.

●	The second tailwind is the green sourcing of metals. According to Tesla, 31% of the CO2 emissions from the manufacturing of the battery can come from nickel – that does not have to be the case.

On one of our visits to the Kabanga site, we were joined by representatives from a major Western auto company. What they explained to us was that they have a CO2 budget for the construction of each car and that they look at the full life cycle processing of each material when computing that CO2 footprint. They do have the option of using Indonesian nickel, but if they do that, they use up their entire CO2 budget for each car. That is why their first trip post-COVID was to the Kabanga mine site, they very much value the green footprint of this resource and this technology.

[1]	In December 2021, BHP invested $10 million into Lifezone and $40 million into Kabanga Nickel Limited, a subsidiary of Lifezone; in October 2022, BHP agreed to invest an additional $50 million in Kabanga Nickel Limited, a subsidiary of Lifezone, which is subject to certain regulatory conditions.

Next, I would like to introduce you to Keith Liddell, founder and chairman of Lifezone Metals. Keith has a long history in the mining industry, was on the board of Ivanplats, and has been part of the development and operation of nine mines.

Keith Liddell - Chair and Founder of Lifezone Metals

Thanks, John. I’d like to introduce you to the leadership of Lifezone Metals, and this is just some of our team. Similar to GoGreen, we’re a group of individuals with very diverse backgrounds, but we use that to pull together strengths. So, I’m the founder of Lifezone Metals. I’ve had for over 40 years of mining and metals experience and developed and operated nine mines.

I’ve chaired companies that have been listed in Toronto, London, and Australian stock exchanges. And with my core experience being in hydromet technology. We invented our technology so that smaller mines can break the stranglehold that large miners have on smelting and do it in an environmentally responsible manner.

Chris Showalter, our CEO, he’s worked for us for over 7 years now. He has a background in investment banking coming out of Goldman Sachs and we picked him up out of a project we did together in Africa over seven years ago and I managed to convince him to come and join us.

Mike Adams is our chief technical officer. Mike and I have worked together our whole careers for over 40 years now and we’ve worked in hydrometallurgy our whole careers. Mike has got two doctorates in chemistry, and we call them the boffin of our crew. So, Mike’s job is to generate our process technologies for each individual application we look at and then our engineers turn it into nuts and bolts. Mike’s authored over 55 papers of peer-reviewed publications and has written the definitive book on hydrometallurgy that’s over 3 1/2 inches thick.

Mike Sedoy joins us from GoGreen and he brings the NYSE-facing experience. He’s had a lot of experience in infrastructure and energy and utilities and is a strong addition to our team coming in from GoGreen.

Eric Mouton is our chief operating officer. We’ve known Eric for over five years now as a client and we’re very happy that he’s joined our team. Eric has developed mines in Africa as a project manager, and that’s what the strength he brings to us.

Lisa Smith is our VP metallurgy. She runs our technical base in Perth, where we do all of our test work. Lisa has worked for us for over 10 years.

Benedict Busunzu is a country manager in Tanzania for the Kabanga project. Ben has worked in the gold industry for more than 15 years, and importantly, he was general manager of the Buzwagi Gold Mine, which is now closed down and is going to be the site where we’re actually developing our refinery in Kahama.

This is what we’re going to be talking about in our presentation too. So, we’ll talk a little bit about the compelling outlook for nickel supply and demand, and responsibly sourced green metals.

We’ll talk about Kabanga, the highest-grade nickel sulfide project that’s undeveloped in the world and we’ll talk a bit about the investment that BHP has put into both Kabanga and Lifezone and enhances our project execution. And we’ll talk about the emission reduction of CO2 that we can bring both to Kabanga and other projects using our hydromet technology. We’ll also talk briefly about the recycling applications about hydromet, and then John will talk about the valuations and deal metrics.

So, we’ve read the headlines on the front pages of newspapers and websites and comments from battery makers and automakers and the headlines keep coming. These are just a few of them:

What keeps Ford’s CEO up at night: batteries. Tesla has said that anyone with a clean nickel project let us know and they’ll fund it. Rivian themselves have warned of EV battery shortages and even Bill Gates has said that clean energy has to come even at a premium.

Well, as we’ll show you in our presentation, we plan to bring it on at a discount.

We’re seeing many auto manufacturers and companies showing up at mining conferences, for example at LME week in London a few weeks ago, we met with some EV OEMs searching upstream to look at metal supply. And now we see generalist investors coming to mining conferences alongside specialists and procurement offers from battery companies and automakers. So, all of the sudden we see investors upstream and downstream all in one venue. And we’re in continuous discussions with multiple potential consumers of our nickel, all of them understand the need for clean green energy metals, and they’re all interested in Kabanga. So, we’re going public now, not only to raise capital but also to raise our profile and create the most competitive tension in our clean metals off-take marketing.

There are a couple of key points on this page:

●	First, that the automakers are committed to this 22% compound annual growth rate in their EV sales. And also, companies that aren’t successful in sourcing clean battery metals will not be in business in 10 years. If they can’t source the green metals to meet their battery passports and other legislative requirements, they just can’t be in business, so this is an existential threat that they’re trying to address.

●	Secondly, this is not a hockey stick forecast. This is happening today, and these are independent assessments of growth rates of batteries, battery metals, or gigafactory expansions and all this leads into a compound annual growth rate for nickel itself. This is Wood Mackenzie’s projection of a compound annual growth rate for nickel through 2030 of 20%. That’s not a hockey stick, that’s a straight-line growth.

And how does that impact into where the nickel’s going to come from?

Most of the supply growth is projected to come from lateritic nickel. Laterite is an oxide ore that can’t be concentrated and then processed as a concentrate. You have to process the whole ore and that whole ore contains about 1% nickel, and Chris will show you a chart on that a little bit later on. With less than 10% projected to come from nickel sulfide, and Kabanga nickel is in the nickel sulfide type of ore.

And so, how does that impact the carbon footprint of the nickel that arises from these different ore types?

And that’s the chart on the right here. And if you look at the far left of that chart, the nickel that comes from laterites that is processed in places like Indonesia and the Philippines through triple smelting RKEF-type processes, then is made into nickel sulfate that goes into batteries has an average carbon footprint of 60 tons of CO2 per ton of nickel going into those batteries. That’s massive. That’s dirty. In fact, I’d call it filthy. And then, if you take the laterites, the dry laterites that are processed through high-pressure acid leaching, their average is just under 20 tons of CO2 per ton of nickel. That’s still really dirty. And then if we look at the smelting where the nickel sulfides are turned into a concentrate that then goes through smelters, we consume a lot of energy, will produce a lot of CO2, and massive amounts of slag. That average is about 8-10 with ranges from up to 20 for smelters that don’t run on hydropower but run on gas or coal-fired electricity. And we’re projecting from Kabanga, a carbon footprint of our nickel of three to four tons of CO2 per ton of nickel, way lower than all of those averages. And we’ll put some more numbers to those in Chris’ part of the presentation.

So, I’ll now pass it across to Chris, who will give some more details about Kabanga, our technology, and how we’re applying that. Chris?

Chris Showalter - CEO of Lifezone Metals

Okay. Thanks, Keith.

The Kabanga Nickel project is located in western Tanzania and what we’ve done as Lifezone is, we’ve really applied our hydromet expertise and know how to unlock what is going to be one of the next premier sources of battery metals to really come online globally to feed into the electric car revolution.

We have proposed to Tanzania a very different business model than what previously was restricting the development of the Kabanga project. The previous owners wanted to ship a heavy bulk concentrate all the way to the coast, put it on freighters, ship it all the way to Canada, produce a smelted matte in Canada, then ship it to Norway for refining. And what we’ve done is we’ve really just turned that business model completely on its head and gone to the Government of Tanzania and said we have the ability to empower Tanzania to beneficiate and do full value addition domestically in Tanzania. And there are a lot of cost benefits to doing that in addition to really satisfying what’s one of the driving policy initiatives in Tanzania, which is to beneficiate their own material.

Okay, on this slide what I like to highlight, obviously we like to say, “Great is King”. The positioning of Kabanga on the grade curve really puts it in a superior position and we’d like to emphasize the differentiation between ourselves and that cluster of one percenters that you see down in the bottom left of the chart. With nickel prices being just above $20,000, you see a lot of these projects starting to become commercially viable. However, where Kabanga sits and where we intend to go further to the right, puts us in an absolute superior position to differ ourselves and this is what makes a project very attractive to the majors, being of the size and grade and scale for a very large mining operation and this was one of the big attractions for our partnership with BHP, which we’ll talk a little bit more about.

Okay, as I represented in the previous slide, grade is really a key driver of where the Kabanga nickel project is positioned on the C1 cash cost curve. This is a report done by Wood Mackenzie and it shows basically a benchmark comparison. This is the 2030 nickel cash cost curve and what this shows is that grade is really a key driver where Kabanga is positioned so being on the lower left we benefit not only from the grade but also from the lower cost higher processing versus traditional smelting.

Additionally, what you see here on the bottom left, that represents metal coming from Norilsk Nickel, which has considerable challenges right now with the geopolitical circumstances globally. And then in the upper right, what we’re competing against, these are the high-cost producers in Indonesia that are producing basically a double and triple smelted material going into the smelters in China. So, they’re very high-cost operations, and additionally, they’re some of the dirtiest material being produced. So not only are we going to be on the lower end of the cost curve, but we’re also going to be producing a clean material, and I’ll highlight that in the next slide.

So, this is another slide by Wood Mackenzie, and this really benchmarks us against all the other major nickel operations, and I like to comment on this slide, this is the one we’re most proud of as a team. When you look at the massive differential between Kabanga and the other operations and the CO2 implications of that, it’s a massively stark contrast. As we’re positioned, the lower left will be basically a three to five-ton per annum CO2 emitter per ton of nickel. The other operations, globally, especially the ones we were talking about in the upper right, emitting anywhere from 50 to all the way up to 100.

When you think of the implications of this on policy, if there’s going to be a movement towards charging for CO2 emissions that has a massive financial impact and differentiating factor for us as a company. And then when you look at the requirements from the industry from our customers, the requirements from the battery producers from the OEMs they need to set a standard that is being dictated by their consumers and they’re not going to be able to take that nickel in the far upper right. So, you’ll see... you’ll hear Elon Musk out there crying for a clean nickel. You’ll see other CEO’s saying, we can’t take dirty battery metal material. Well, what we’re doing right now is providing the next cleanest source of nickel and cobalt who will be coming online in the market.

So, this is the slide that... we also factor in that we will most likely be in a position to achieve a premium for this, we think the market is going to evolve to that point in the near future, and so we think there will be a premium for this product based on customer demand requirements going forward.

So, this is a snapshot of our recent S-K 1300. We just recently updated this report for the US filing, and so the attributable nickel tonnage for our project is just over 44 million tons at 2.61% contained nickel. And what this really demonstrates is, yet again, reinforces that the Kabanga Nickel project has both superior grade and tonnage, and this is something that we intend to continue to add to going forward.

As I just mentioned, there’s a substantial amount of exploration upside. So, what we highlight here is the current ore bodies in our special mining license, which is over 200 square kilometers. There’s a lot more to discover, and there’s a lot more to confirm just on our existing special mining license. So, what the process we are doing is working with BHP on an exploration program and confirming a number of the contiguous ore bodies that exist. So, BHP actually had possession of the project back in the early 90s, so they have a very deep understanding of the potential of this entire region. So, we are doing infill drilling programs, we are working with the six prospecting licenses that we possess to put together an exploration program with the intent of really not only confirming what we have but also looking for additional sources of nickel. We feel very strongly that we are unlocking what’s really going to be the next great nickel province in the world, and so we’re really just scratching the surface at Kabanga, but there’s a lot more that we’re going to be doing in the near term.

The Kabanga Nickel project is actually going to be in two distinct locations. We’re going to be mining at the Kabanga Nickel site, and then we’re going to be transporting concentrate to a centralized hydromet refinery location in the middle of the country for a few reasons.

Number one, we intend to not only refine Kabanga’s nickel going forward, but we have a much larger vision with the Government of Tanzania that we will be setting up really a hydromet beneficiation hub. And this is going to be able to treat other products in Tanzania, but also in the region.

The material we produce at the refinery is going to be shipped back to the mine site. So, this is all part of our philosophy of really minimizing our CO2 footprint. So, we will take the waste from the refinery location and put that back underground through a paste backfill.

The area we’re taking over is called the Buzwagi mine site and this is a really unique opportunity because we are taking over an existing closed mine site that was owned by Barrick Gold, and we worked with Barrick, and we’re working with the Government of Tanzania to set up a new special economic zone that will maintain economic activity in the region. So, with a gold mine going into mine closing and rehabilitation, you have a lot of skilled labor in the area that no longer is employed. So, we’ve been able to do is work with the Government of Tanzania, and come in and say, if we locate the mine here, or the refinery here, we get to benefit by all the existing infrastructure. So, installed power, airstrip, water, rail siding, and we’re able to then take advantage of that labor force that’s in the region. So, a really nice, elegant opportunity for us to maintain economic activity in two locations, not only at the mine site but also at the refinery.

There’s been two very material developments since the previous owners had the project:

●	Number one, there’s a massive standard gauge rail infrastructure project that’s going across the country. This is backed by the Afreximbank, by Stan Chart (Standard Chartered), and a number of other DFIs. This is really a key infrastructure project that’s opening up an artery to the interior. And fortunately for us, the entire layout and design, and pathway of this project is designed to go right by the refinery location and then carry on directly to Kabanga and then splits and goes into Rwanda and Burundi to open up other opportunities in those countries. And this is the...what this does is this will give us brand new standard gauge rail access in about four to five years, so that’s a massive opportunity for us.

●	Secondly, the power in the region. There’s a new hydropower dam at Rusumo Falls up in the northwest of the country, right on the border of Rwanda. This now taps into the existing grid, so we will be able to tap we will be about 80 kilometers away from existing grid power and clean hydropower. So, the result being, we will be able to upon commissioning tap into the grid for full power access, and that’s a material change in Kabanga’s history of being a remote project without infrastructure and power. So, we benefit massively because of these developments.

So, what we do here is kind of demonstrate some of the timelines, the Kabanga Nickel project has had over $300 million invested previously, so it’s a development-ready advanced project. We have our special mining license, we have our environmental permits we’re updating right now, and we’re in the process of working very closely with our partners at BHP to update the feasibility studies. So, you can see the feasibility study timeline, so we’ll be concluding these in Q1 2024. This is on a 2.2-million-ton project that we anticipate and forecast will be about a $1.3 billion project. We are looking at several scenarios of upgrading the size of the mine and that’s something we’re assessing with BHP, but that’s for us very exciting because we think there’s a lot more potential to increase the size and therefore deliver more nickel to market. So that’s something that will be identified and assessed through the feasibility study, and we’ll make a decision early in 2024 on the exact size.

OK, on this slide I’d like to highlight, this is the current structure that we have with BHP. So, BHP has come in with the second tranche of their investment which equates to $50 million. So, they’ve invested an initial $40 million into Kabanga Nickel, last year they invested $10 million into Lifezone to support the hydromet technology. But we’ve also negotiated with BHP is an investment option agreement that will give BHP the right to invest further consideration into the project to achieve a majority control of Kabanga Nickel and that will have to be at 70% of NAV. So, on this transaction, we are inviting investors to come in at the 30% of NAV and when we complete the feasibility study in approximately 14 months, there’ll be a process through which BHP will be able to fund the additional tranche at a 70% of NAV.

And with that, I’ll hand it back to Keith to carry on.

Keith Liddell - Chair and Founder of Lifezone Metals

Thanks, Chris, I’ll spend a bit of time just talking about the hydromet.

So, at the moment just about all of the green metals. So, nickel, copper, and cobalt are produced through smelting from sulfide ores, and this creates the airpocalypse that you can see. So, that’s emissions of carbon dioxide, sulfur dioxide, nitrous oxides, dust, emissions of...coming out of those stacks of heavy metals such as cadmium and selenium, and arsenic in some cases as well.

And then it’s our mission to over time move this smelting technology across to hydromet technology that’s better for the world. And we’ve shown through our studies that consumption of our hydromet technology has the potential to reduce electricity consumption by up to 87% and CO2 equivalent emissions by up to 81% depending on the individual applications. And this puts some numbers to those from one specific project that ourselves have studied and some independent studies on. And so, we can not only reduce the CO2 emissions and other noxious emissions, and the prevalence of massive toxic slag dumps, but we can also do it at a discount, not a green premium, a green discount.

So, studies have shown that we come through not only with better emissions profiles, but cheaper operating costs and cheaper capital costs. And therefore, we can improve not only the environmental sustainability of our business, the metallurgical business, but also the economics of it, which brings lower grade ore bodies into the potential for development as well, so it increases the global endowment of these metals also.

Traditional smelting requires the use of electric arc furnaces and flash furnaces that melt concentrates at 1200-1600 °C, whereas the hydromet technology uses pressure oxidation to dissolve the base metals out of the concentrates and that’s done at 200 °C. So, you can see just the difference in temperature is why we get a lower energy consumption there.

And then we use standard electrowinning technologies and solvent extraction, which is already used in the industry to refine and purify those metals once we have them into solution. So, the process is simple, it’s operating at an industrial scale, in other parts of the industries, and the gold industry in the Western United States and other places for pressure oxidation. And the refining industry is just what is used in the nickel, copper, and cobalt industries already, and what we’ve done is take two separate technologies and put them together into a process for Kabanga. And then when we apply our precious metals technology to recover the precious metals once we’ve recovered the base metals, that’s what’s covered by our patents, of which we got over 150 granted worldwide for the precious metals technologies.

And this gives you some examples of the result of what we’ve tested, global concentrates from around the world, but I’ll start with Kabanga. So, we went back to Kabanga this year and we drilled fresh holes for the metallurgical core and took them to Perth where Lisa managed the test work to make a flotation concentrate. And we’ve just started applying the process route we developed for Kabanga to the concentrate, and the light blue area is just the first result of the out of the labs here. And we can see that when we apply a standard base metal pressure leaching technology, the standard conditions for that, we’re getting over 99% recovery into solution (nickel, copper, and cobalt). So, that tells us that technology is working for Kabanga. It’s amenable to the standard conditions of our technology.

And then below that, you can see we’ve tested a lot of concentrates from around the world: platinum ores from South Africa; poling metallic ores from North America. For a number of those, we tested platinum ores from the Great Dyke in Zimbabwe, and we’ve also tested refractory gold concentrates, the ones that need to go through smelters that are very difficult to process. And for all the metals, the base metals are nickel, copper, and cobalt. And then the precious metals are platinum, palladium, rhodium, and gold in just about all cases we’ve got a high 90s recovery of all those metals into solution using our technology. So, it works, and it works over the whole globe on precious metals and base metals. And that’s what excites us about our technology and the rollout of it.

And we’ll roll it out. We’ll roll it out through licensing, so people can buy a license from us when we design a process flow sheet for them. And then all the way at the other end of the spectrum, we will actually leverage our technology into ownership of assets such as we had done at Kabanga.

And this is another asset where we’ve leveraged our technology into. So, this is the plant that we have under construction, site works have started at the Sedibelo Platinum Mine in South Africa at the Pilanesberg Mine, and this is the first application commercially of our process technology in the base metals and precious metals base. And this plant is going to actually produce refined copper, nickel, cobalt, and refined precious metals as well. It’s going to be placed at the Pilanesberg Mine in South Africa. And total capital costs of that as of 2020 were $125 million and we’re just reviewing those costs at the moment.

And last is financial partners. There are several platinum mines themselves, but also the Industrial Development Corporation of South Africa who after many years of due diligence have come in as an equity and debt partner alongside us and Sedibelo.

And the table below the graphic there, it just shows that we’re projecting high recoveries from our hydromet process, and the current smelting process used in the platinum industry in South Africa. And generally, we can achieve at least 1% higher recoveries of all the metals through those that are processed, and we can do that at a lower carbon footprint as well, so we can produce greener metals in the South African platinum industry.

So, I’ll pass it over to John now who will now talk to you through some financial metrics and conclude just talking about the deal metrics as well. So, over to you, John.

John Dowd - CEO of GoGreen Investments Corporation

On this page, we present the EBITDA multiple and sensitivities to a range of nickel prices and costs. I should note that this analysis is based on a 2.2-million-ton annual mine plan. BHP and Lifezone are currently working to determine whether or not a 3.4 million ton mine plan would work, which would increase EBITDA numbers by about 50%.  This data also excludes Lifezone’s Sedibelo interest and the company’s royalties on the Sedibelo and Kabanga projects.

On the right side are the EV-to-EBITDA multiples based on the 2.2 million tons per year mine plan and a $1.3 billion capital cost.

The top of this page presents industry comps on a price per pound in the ground basis. On the left, we showed both the valuation that we ascribed to the Kabanga Nickel project and the entire company. On the right, you can see that this is in line with the price per pound in the ground of the development-oriented peers. Even though this is a larger higher-grade deposit and even though most of the other companies do not include the benefit of processing the ore, they generally only include the economic rent from mining, whereas Lifezone is a fully integrated project.

On the bottom, you see a comparison of the EV-to-EBITDA multiples with peers. The EV-to-EBITDA multiples of the mining companies generally line up with their asset lives. We think that a 3x multiple is very attractive for what could be a very long asset life.

Over time, as the capital-light portion of the business increases, the multiple could further grow towards that of other clean processing companies.

On this page, we summarize the key catalyst we are working to deliver over the next 18 months. Most important is the feasibility study. Additionally, upgrading the mine plan from 2.2 million tons per year to 3.4 million tons per year would be significant. Other contributors could be infill drilling, exploration upside, commercialization of other stranded assets in the region, possible off-take agreements with strategics, or additional royalty agreements to license the technology. Each would either increase the NAV of the company or would decrease the risk of the enterprise.

Here we highlight the sources and uses of cash. There are many different variables, but to simplify, if BHP executes its option to invest to 51% ownership of the project and if all of the cash stays in trust, this could be the last time that Lifezone accesses the equity markets.

To summarize, because of the earnout structure, we are able to bring this to market at a compelling valuation that is comparable to the valuation at BHP last paid, even though nickel prices have improved since that time. But perhaps most importantly, this is not a stock that requires the economy to accelerate in order to perform. This is a stock where the performance is likely to be driven by company-specific catalysts rather than the economic outlook. And investment into Lifezone Metals represents not just an investment into what is currently one of the largest, highest quality, and lowest cost clean nickel projects in the world, but also into a technology that is imperative for the cleaning of the mining industry and the transition of the auto industry away from internal combustion engines.

Thank you very much for your interest. Operator, you may now close out the call.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“SPAC”) and Lifezone Holdings Limited (branded as Lifezone Metals or “Lifezone”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of SPAC and/or Lifezone’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and Lifezone. These statements are subject to a number of risks and uncertainties regarding Lifezone’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by SPAC’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone or SPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone and SPAC; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone’s business, the efficacy of Lifezone’s proprietary technology, and the timing of expected business milestones; the effects of competition on Lifezone’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone presently does not know or that Lifezone currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone’s expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone anticipates that subsequent events and developments will cause Lifezone’s assessments to change. However, while Lifezone may elect to update these forward-looking statements in the future, Lifezone specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using Lifezone’s proprietary technology (“Hydromet Technology”) relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone’s Hydromet Technology. Accordingly, Lifezone’s Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone and its stakeholders.

Certain information, such as the historical mineral resource estimate (“Historical Mineral Resource Estimate”), referenced herein is sourced from the “Kabanga 2022 Mineral Resource Technical Report Summary” prepared by OreWin with an effective date of November 30, 2022 (“TRS”). The TRS has been prepared in accordance with S-K 1300 for Lifezone on the Kabanga Nickel Project (“Project”). The TRS is a preliminary technical and economic study of the economic potential of the Project mineralization to support the disclosure of mineral resources. The qualified persons involved in preparing the TRS (“TRSQP(s)”) have not done sufficient work to classify the Historical Mineral Resource Estimate as a current estimate of mineral resources and Lifezone is not treating the estimate as a current estimate of mineral resources. The Historical Mineral Resource Estimate is based on mineral resources disclosed by the previous owners of the Project as current on December 31, 2016 and from studies and data provided by Lifezone.

Additional Information and Where to Find It

In connection with the business combination, Holdings intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of SPAC as of a record date to be established for voting on the business combination. Shareholders of SPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Lifezone Metals, Lifezone, SPAC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone, SPAC in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of SPAC for the business combination. Information about SPAC’s directors and executive officers is also available in SPAC’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.